CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date September 24, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release September 21, 2007: CSM reports progress share buy-back program

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Werf

Mariëtte Mantel
CSM nv

dw 10/17

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

Diemen, the Netherlands, 21 September 2007 – CSM reports that in the past trading week it has repurchased 378,343 of it's ordinary shares totaling € 9,040,051 at a weighted average price of € 23.8938 per share. Included is a block trade of 97,543 ordinary shares at a price of € 24.05 per share.

These transactions were carried out under CSM's share buy-back program announced on 12 September 2007 in order to further optimize the company's capital structure. The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of € 100 million.

From now on, CSM will report on the further progress of its share buy-back program weekly on Mondays. The next report will be published on Monday, 1 October 2007.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END